ESSILOR

File N° 82-4944

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

September 8, 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press release.

Sincerely,

Véronique Gillet
VP, Investor Relations

Encl.: Half year 2005 financial results

ESSILOR

COMMUNIQUE

1er semestre 2005
Une forte activité au deuxième trimestre
Le résultat net croît de 19 %

Charenton-le-Pont (8 septembre 2005) – Le Conseil d'Administration d'Essilor International, numéro un de l'optique ophtalmique, a arrêté les résultats du premier semestre de l'exercice 2005 :

En millions d'€	**1er sem. 2005 IFRS**	1er sem. 2004 IFRS	Variation
Chiffre d'affaires	**1 182,9**	1 108,3	+ 6,7 %
Contribution de l'activité (1) *En % du CA*	**210,2** ***17,8 %***	177,7 *16,0 %*	+ 18,3 %
Résultat opérationnel	**196,4**	170,2	+ 15,4 %
Résultat net part du groupe *En % du CA*	**145,7** ***12,3 %***	122,3 *11 %*	+ 19,1 %
Résultat net par action (en €)	**1,43**	1,21	+ 18,5 %

(1) Résultat opérationnel avant paiement en actions, frais de restructuration et autres frais non récurrents et avant dépréciation des survaleurs.

Chiffre d'affaires : + 6,7 % à 1 182,9 millions d'euros

Le chiffre d'affaires consolidé d'Essilor au 30 juin 2005 a progressé de 7,9 % hors change, dont 4,7 % en base homogène. L'effet de périmètre (+ 3,2 %) recouvre les acquisitions effectuées en cours d'année 2004 ainsi que les acquisitions du premier semestre 2005. L'effet de change s'est réduit (- 1,1%) suite à la remontée du dollar américain face à l'euro.

La **croissance organique** du groupe a reposé sur :

- Un très bon deuxième trimestre avec une croissance homogène des ventes de 8,1 % consécutive au redressement de l'Europe et à une bonne activité dans les autres régions ;
- Une augmentation des ventes de verres à forte valeur ajoutée couplée à une hausse significative des volumes ;

ESSILOR

- Le lancement de nouveaux produits : parmi les plus importants, la nouvelle gamme de verres photochromiques Transitions® en matériaux à hauts indices (1,67 et polycarbonate), le traitement antireflet/anti-salissure Crizal® Alizé™ en Asie, et enfin Varilux® Ellipse™ (verre progressif pour petites montures) déployé dans le monde entier.

La force actuelle du mix produit est le reflet du succès des nouveaux verres issus des découvertes récentes du groupe. Cette tendance révèle aussi une forte demande des consommateurs pour une qualité et un confort de vision toujours améliorés.

Les acquisitions

Dans cette première partie de l'année, le groupe a poursuivi sa croissance externe avec l'acquisition entre le 1er janvier et le 31 août de 12 sociétés (ou de leurs actifs) pour un montant global de 102 millions d'euros.

Ces acquisitions ont essentiellement pour objet d'améliorer le service aux opticiens/optométristes grâce à une proximité accrue et d'ouvrir au groupe de nouveaux territoires en Asie. Il faut souligner l'acquisition de la division Verres ophtalmiques du groupe américain Johnson & Johnson qui permettra à Essilor d'enrichir sa gamme de verres progressifs.

Chiffre d'affaires par région

En millions d'€	**1er sem. 2005 IFRS**	1er sem. 2004 IFRS	Variation publiée	Croissance à structure et taux de change constants
Europe	**563,2**	541,2	+ 4,1 %	+ 2,0 %
Amérique Nord	**490,4**	457,2	+ 7,3 %	+ 5,9 %
Asie-Océanie	**95**	84,4	+ 12,7 %	+ 11,2 %
Amérique latine	**34,2**	25,5	+ 33,9 %	+ 19,6 %

Contribution de l'activité (*Résultat opérationnel avant paiement en actions, frais de restructuration et autres frais non récurrents et avant dépréciation des survaleurs*) :
+ 18,3 % à 210,2 millions d'euros

La contribution de l'activité, exprimée en pourcentage du chiffre d'affaires, gagne 1,8 points et atteint le niveau exceptionnel de 17,8 % pour deux raisons :

- Une forte amélioration du mix produit et des gains de productivité de l'outil industriel qui se traduisent par une croissance de la marge brute de 8,4 % à 678,8 millions d'euros ;

- Une progression plus faible des charges d'exploitation (+ 4,5 % à 468,6 millions d'euros).

Résultat opérationnel : + 15,4 % à 196,4 millions d'euros

Ce nouvel agrégat résulte de la différence entre la Contribution de l'activité et les postes Autres produits/Autres charges et Résultat des cessions d'actifs qui représentent 13,8 millions d'euros (dont 6,2 millions de charges au titre des « stock options » et des plans d'épargne en action).

Résultat net part du groupe : + 19,1 % à 145,7 millions d'euros

Le résultat des sociétés mises en équivalence comprend VisionWeb, Bacou-Dalloz et, depuis le passage aux normes IFRS, la société Transitions. Suite à l'amélioration des performances de Bacou-Dalloz, il a augmenté très fortement à 11,6 millions d'euros contre 1,8 millions d'euros en 2004, ce qui a favorisé la croissance du résultat net.

Le bénéfice net par action a atteint 1,43 euros en progression de 18,5 %.

Evolution du capital : 900 000 actions annulées

Essilor a procédé le 31 août à l'annulation de 900 000 actions afin de compenser l'attribution de « stock options » réalisée en novembre 2004.

Perspectives 2005

La progression des résultats du 1er semestre permet d'envisager que l'année 2005 s'inscrira dans le droit fil de la stratégie à long terme du groupe exprimée par une croissance des ventes autour de 9 % hors change.

Le second semestre devrait être de bonne qualité sans toutefois atteindre le niveau de profitabilité du premier semestre en raison, notamment, d'un taux de charges d'exploitation plus élevé.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 16 sites de production, de ses 190 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.
L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.
Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière
Véronique Gillet
Tél. : 01 49 77 42 16

ESSILOR

Press Release

First-Half 2005
Strong Demand in the Second Quarter
Net Income Up 19%

(Charenton-le-Pont, France - September 8, 2005) — The Board of Directors of Essilor International, the world leader in ophthalmic optical products, today announced the financial results for the six months ended June 30, 2005:

€ millions	**June 30, 2005 IFRS**	June 30, 2004 IFRS	% change
Sales	**1,182.9**	1,108.3	6.7%
Contribution from operations [(1)] *As a % of sales*	**210.2** ***17.8 %***	177.7 *16.0 %*	18.3%
Operating income	**196.4**	170.2	15.4%
Net income after minority interests *As a % of sales*	**145.7** ***12.3 %***	122.3 *11 %*	19.1%
Earnings per share (in €)	**1.43**	1.21	18.5%

(1) Operating income before share-based payments, restructuring costs and other non-recurring items, and goodwill impairment.

Sales up 6.7% to €1,182.9 million

Consolidated sales at June 30, 2005 were up 7.9% excluding the currency effect, and 4.7% like-for-like. Acquisitions made in 2004 and first-half 2005 added 3.2% of sales growth, while the currency effect eased to a negative 1.1% following the rise in the dollar against the euro.

Organic growth was led by:

- A very good second quarter, with like-for-like sales growth of 8.1%, following the turnaround in Europe and very good demand in other regions.
- An increase in sales of high value-added lenses combined with a significant rise in volumes.
- New product launches, the most important of which were the new range of Transitions® photochromic lenses made of 1.67 high index and polycarbonate

materials, the rollout of the Crizal® Alizé™ antireflective/smudge-proof treatment in Asia and the worldwide launch of Varilux® Ellipse™ small-frame progressive lenses.

The strength of the current product mix reflects the success of new lenses developed through recent Essilor innovations. Their success has also demonstrated the depth of consumer demand for constant improvements in visual comfort.

Acquisitions

Between January 1 and August 31, Essilor pursued its external growth strategy with the acquisition of 12 companies (or their assets) representing a total investment of €102 million. The acquisitions were primarily designed to improve local service to opticians and optometrists and to enter new markets in Asia. In addition, the acquisition of Johnson & Johnson's ophthalmic lens business will enhance Essilor's progressive lens portfolio.

Sales by region

€ millions	**June 30, 2005 IFRS**	June 30, 2004 IFRS	% change (reported)	At constant scope of consolidation and exchange rates
Europe	**563.2**	541.2	4.1%	2.0%
North America	**490.4**	457.2	7.3%	5.9%
Asia-Pacific	**95**	84.4	12.7%	11.2%
Latin America	**34.2**	25.5	33.9%	19.6%

Contribution from operations (*Operating income before share-based payments, restructuring costs and other non-recurring items, and goodwill impairment*) up 18.3% to €210.2 million

Contribution from operations as a percentage of sales gained 1.8 points, reaching an exceptional level of 17.8%. The increase reflected:

- A sharp improvement in the product mix as well as productivity gains in manufacturing operations that drove an 8.4% increase in gross margin to €678.8 million.
- Slower growth in operating expense, which rose 4.5% to €468.6 million.

- **Operating income up 15.4% to €196.4 million**

This new item represents contribution from operations less other income/expense and proceeds from asset disposals, which totaled an aggregate €13.8 million. Of this, €6.2 million concerned costs related to stock options and discounts on shares purchased into the corporate savings plan.

Net income after minority interests up 19.1% to €145.7 million

VisionWeb, Bacou-Dalloz and, since the change to IFRS, Transitions are accounted for by the equity method. Following Bacou-Dalloz's improved performance, net income of companies accounted for by the equity method rose sharply to €11.6 million, versus €1.8 million in 2004, adding to the growth in net income after minority interests. Earnings per share rose 18.5% to €1.43.

Change in the share base: 900,000 shares canceled

Essilor canceled 900,000 shares on August 31 to offset the impact of the November 2004 stock option grants.

Outlook 2005

Based on the excellent first-half performance, Essilor expects 2005 results to be in line with its long-term growth objectives, with an increase of approximately 9% in sales, excluding the currency effect.

Note that while second-half earnings should be good, margins are not expected to be as high as in the first half, notably because operating expense is forecast to be higher in the second half.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 16 production centers, 190 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market (ISIN code: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP) and is included in the CAC 40 index.

Investor Relations and Financial Communication
Véronique Gillet
Tel: +33 1 49 77 42 16
www.essilor.com